4D Molecular Therapeutics, Inc.

5858 Horton Street, #455

Emeryville, California 94608

May 11, 2026

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:  Lauren Hamill

Re:	4D Molecular Therapeutics, Inc. Registration Statement on Form S-3 (Registration No. 333-295650)

To the addressee set forth above:

In accordance with Rule 461 under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the Registration Statement on Form S-3 (Registration No. 333-295650) (the “Registration Statement”) of 4D Molecular Therapeutics, Inc. We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on May 13, 2026, or as soon as practicable thereafter, or at such other time thereafter as our counsel, Latham & Watkins LLP may request by telephone. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Mark Roeder at (650) 463-3043 or John Williams at (415) 395-8223.

Thank you for your assistance in this matter.

Very truly yours,

4D MOLECULAR THERAPEUTICS, INC.

By:	/s/ Kristian Humer
Kristian Humer
Chief Financial Officer

cc:	David Kirn, M.D., 4D Molecular Therapeutics, Inc.

Scott Bizily, J.D., Ph.D., 4D Molecular Therapeutics, Inc.

Mark V. Roeder, Latham & Watkins LLP

John C. Williams, Latham & Watkins LLP